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SEC MAIL SECURI PROCESSING RECEIVED FEB 28 2011 WASH., D.C. 189 SECTION

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SEC FILE NUMBER
8- 68497

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/03/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OBD Securuties LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 N. Michigan Avenue, Suite 3700
(No. and Street)

Chicago	Illinios	60601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew Hinerfeld 312-768-1600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606-3392
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Matthew Hinerfeld, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OBD Securities LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

G.C. of its Manager

Title

Nancy J. Simenson

Notary Public Feb. 24, 2011

OFFICIAL SEAL NOTARY PUBLIC STATE OF ILLINOIS
NANCY J SIMENSON
MY COMMISSION EXPIRES
MARCH 26, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey

Independent Auditor's Report

To the Member
OBD SECURITIES LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of OBD SECURITIES LLC (the Company) as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of OBD SECURITIES LLC as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 22, 2011

OBD SECURITIES LLC

Statement of Financial Condition
December 31, 2010

Assets		
Cash	$	21,860
Receivable from clearing broker		155,000
Total assets	$	176,860
Liabilities and Member's Equity		
Liabilities	$	-
Total liabilities		
Member's Equity		176,860
Total liabilities and member's equity	$	176,860

See Notes to Statement of Financial Condition.

Note 1. Organization and Summary of Significant Accounting Policies

Nature of operations: OBD SECURITIES LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the CBOE Stock Exchange, LLC (CBSX). The Company is a wholly-owned subsidiary of TEZA GROUP LLC (the Parent).

The Company was organized on January 19, 2010 (Inception date) and became effective as a registered broker-dealer on August 3, 2010. The Company's primary business operations will include buying and selling securities for its own account. As of December 31, 2010, the Company has not commenced trading. The Company does not have customers and does not clear trades or hold funds or securities either for itself or for other individuals or entities. The Company maintains a clearing relationship with ABN AMRO Clearing Chicago LLC.

A summary of the Company's significant accounting policies follows:

Accounting policies: The Company follows accounting standards established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition, results of operation, and cash flows. References to Generally Accepted Accounting Principles (GAAP) in these footnotes are to the *FASB Accounting Standards Codification*™, sometimes referred to as the Codification or ASC.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes: The Company is a single member limited liability company and is treated as a disregarded entity for federal and state tax purposes. It does not file any tax returns, but its taxable income is reported as part of its Parent's tax returns.

Note 2. Receivable from Clearing Broker

At December 31, 2010, receivable from clearing broker represents cash on deposit.

Note 3. Related-Party Transactions

The Parent has entered into Investment Agreements with third parties whereby the third parties entered into a loan with the Parent in the amount of $25,000,000. Pursuant to the agreements, should the Parent default on the loan, the Company may be responsible to repay the third parties. Also, pursuant to those Investment Agreements, the Company has entered into intellectual property security agreements with these third parties whereby the Company has granted a security interest in certain of its property and assets including any intellectual property to secure the performance of the Parent and the Company under the Investment Agreements. The Company currently expects the risk of future loss under these Investment Agreements to be remote.

Note 4. Income Taxes

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Since the Company is treated as a disregarded entity for federal and state tax purposes, for the period from January 19, 2010 (Inception) to December 31, 2010, management has determined that there are no material uncertain income tax positions for the Company.

Note 5. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the Company to maintain "net capital" equal to the greater of $100,000 or 6-2/3 percent of "aggregate indebtedness," as defined and a ratio of aggregate indebtedness to net capital, both not to exceed 8 to 1 for the first 12 months after commencing business as a broker-dealer and 15 to 1 thereafter. Net capital changes from day to day, but at December 31, 2010, the Company had net capital and net capital requirements of approximately $177,000 and $100,000, respectively, and its net capital ratio was 0.0 to 1. The minimum net capital requirements may effectively restrict the payment of distributions.